

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via E-mail
Calvin McDonald
President and Chief Executive Officer
Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario, Canada M5B 2C3

> **Re:** **Sears Canada Inc.**
> **Form 20-F**
> **Filed May 31, 2012**
> **File No. 000-54726**

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the registration statement will automatically become effective sixty days after it was filed with us. Please confirm to us your understanding that notwithstanding the effectiveness of the registration statement, you must satisfactorily respond to all of our comments on such registration statement.

2. Please provide to us a copy of the information statement that Sears Holdings intends to distribute to its shareholders.

Exchange Rate Table, page 1

3. The rate you disclose as the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time on May 30, 2012 is outside the range of high and low exchange prices presented for the month of

May 2012 (through May 30) in the table at the top of page 2. Please advise the reason for this discrepancy or revise.

Item 3. Key Information, page 4

3.D. Risk Factors, page 5

Risks Relating to Our Business, page 5

We rely on foreign sources…, page 7

4. Please disclose here and in "Item 4.B. Business Overview—Purchase of Merchandise" any specific areas, countries or regions that materially contribute to your merchandising. Please also disclose any specific risks applicable to any such areas, countries or regions.

Risks Relating to our Relationship with Sears Holdings, page 13

Because we are a Canadian corporation…, page 16

5. Here or elsewhere, please make clear whether any treaties exist between the U.S. and Canada and make clear whether U.S. shareholders may originate actions in Canada based upon U.S. federal securities laws.

Item 4. Information on the Company, page 18

The Spin-Off, page 20

Spin-Off Conditions, page 22

6. We note that Sears Holdings may waive the conditions set forth in this section, including the effectiveness of the registration statement and the mailing of an information statement to holders of Sears Holdings common stock. Please confirm to us your understanding that for you to rely on our position set forth in Staff Legal Bulletin No. 4, Sears Holdings must provide adequate information to its shareholders, which includes it giving to its shareholders an information statement and you registering the spun-off securities under the Exchange Act. See Section 4.B.3.a of Staff Legal Bulletin No. 4.

7. Please revise your disclosure to describe all of the methods that Sears Holdings will use to give the information statement to its security holders. In this regard, we note that counsel indicated in its June 15, 2012 conversation with us that Sears Holdings is considering using an online "notice and access" method.

Purchase of Merchandise, page 26

8. Please name each supplier with whom you have a significant relationship and explain why such relationship is significant.

Item 5. Operating and Financial Review and Prospectus, page 33

5.A. Operating Results, page 33

Financial Highlights and Overall Performance, page 38

Operating Results for Fiscal 2011, page 38

9. Please clarify what you mean by "price compression."

10. Please revise to explain and quantify to the extent practicable, the significant factors that contributed to changes in line items in your financial statements. For example, you disclose that revenues declined by 6.5% and same store sales declined by 7.9% in Fiscal 2010 compared to Fiscal 2010 due to sales declines in the Home & Hardlines group, industry-wide price compression and aggressive competition affecting sales in major appliance, electronics and home décor products and declines in the Apparel and Accessories, primarily in women's and men's wear. Please quantify the impact of some or all of these factors you cite for the decline. Please refer to Item 5.A.1 of Form 20-F and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please also ensure your revised disclosures provide a robust analysis, including quantification, of the significant factors that contribute to changes in line items on your financial statements and that they satisfy the three principal objectives of MD&A as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

11. We note the disclosure in the fourth paragraph that you will continue to undertake various initiatives to mitigate margin compression. Please disclose the initiatives that you undertook during the fiscal year discussed in this subsection and the effect of such initiatives on your gross profit rate.

Item 5.B. Liquidity and Capital Resources, page 41

12. Please provide a more informative analysis and discussion of cash flows from operating, investing and financing activities, including changes in working capital components for each period presented. Please also provide such a discussion and analysis for your most recent fiscal year. Please refer to our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Item 5.F. Tabular Disclosure of Contractual Obligations, page 44

13. Please provide the information required by Item 5.F. of Form 20-F as of your most recent fiscal year-end balance sheet date.

Item 6. Directors, Senior Management and Employees, page 48

Item 6.B. Compensation, page 53

Compensation Discussion and Analysis, page 53

Discretionary Compensation, page 62

14. Please disclose why your entire board of directors determines discretionary compensation awards when it appears based on your disclosure elsewhere that your human resources and compensation committee is primarily responsible for setting the compensation of your named executive officers.

15. We note that your board of directors exercised its discretion to award compensation to certain named executive officers in fiscal 2011. Please disclose in detail the amounts awarded and the reasons for such awards.

Summary Compensation Table for Fiscal 2011, page 64

16. Please disclose the types of awards that resulted in the payments of $776,227; $549,576; $479,901 and $210,993 to Messrs. Fitzgerald, Goldsmith, Silver and Campbell, as disclosed in the "Annual Incentive Plans 2011" column. In this regard, we note your tabular disclosure on page 59 that both AIP Performance Scores were zero percent.

17. Please tell us how the termination-related payment of $575,372 to Mr. Silver is reflected in the summary compensation table.

Item 10. Additional Information, page 93

10.E. Taxation, page 100

18. We note the statements that the disclosure in this section is for "certain" material United States federal income and Canadian tax considerations. Please revise to disclose all material United States federal income and Canadian tax considerations.

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 2.2 Basis of preparation and presentation, page F-9

19. We note your disclosure that you operate in one segment. We also note your disclosure in Item 4.B. Business Overview that you operate a variety of stores and businesses which you describe as your Retail Channel. You also disclose that you have catalogue and online shopping operations which you describe as your Direct Channel. In Note 25 you disclose that you recognize revenues from the sale of goods, service revenues, commission revenues, license fee revenues and other revenues. Please tell us whether the reports regularly reviewed by your Chief Operating Decision Maker contain disaggregated financial information for sales of goods or services by type of store or by type of operation (sales of goods vs. services, department store sales vs. major appliance sales, store sales vs. direct sales) and provide us with your analysis of whether these categories represent operating segments. If you have separate operating segments that are being aggregated, please tell us how each of these operations met the aggregation criteria set forth in paragraph 12 of IFRS 8.

Note 11. Investments in joint ventures, page F-31

20. Please provide the disclosures required by paragraph 54 (a), (b) and (c) of IAS 31 regarding contingent liabilities related to your investments in joint ventures, if any, or tell us why such disclosures are not required.

21. Please provide the disclosures required by paragraph 55 (a) and (b) of IAS 31 regarding capital commitments related to your investments in joint ventures, if any, or tell us why such disclosures are not required.

Note 20. Retirement benefit plans, page F-41

22. Please revise to disclose contributions to the plans made by plan participants. Refer to paragraph 141(f) of IAS 19 (Revised June 2011).

Note 21. Contingent liabilities, page F-48

23. You disclose that three class actions in the provinces of Quebec, Saskatchewan and Ontario were commenced in 2005. You disclose that for the Quebec class action the outcome of the action is indeterminable, the monetary damages, if any, cannot be reliably estimated and that you have not provided for any potential liability. The current status of the Saskatchewan and Ontario class actions is not clear from your disclosures. Based on the guidance in paragraphs 14 through 16 of IAS 37 you are not required to determine the outcome of a matter in making a determination of whether it is more likely that not that a present obligation exists. However, it is unclear from your disclosures whether taking account of all the available evidence, you have determined it is more likely than not that a present obligation exists at the end of the reporting period or whether there is a possible obligation or a present obligation that may, but probably will not require an outflow of resources for each of these three class actions, or whether your determination is based on your ability to determine an outcome. Please revise your disclosures to make this clear and tell us in your response how you considered the aforementioned guidance and communicated it in your disclosures.

24. If you have determined that for any of these three class actions it is probable that a present obligation exists at the end of the reporting period. Likewise if you have determined that there is a possible obligation or a present obligation that may, but probably will not require an outflow of resources but you are unable to make a reliable estimate of the obligation or possible obligation. Then please explain to us the procedures you undertake at the end of each reporting period to attempt to develop a reliable best estimate in accordance with the guidance in paragraphs 36 through 41 of IAS 37. For each material matter for which a reliable estimate cannot be made, please tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with estimating loss provisions and contingencies. However, an effort should be made to develop estimates and to provide the disclosures set forth in IAS 37 including those for provisions required by paragraphs 84 and 95 and/or those required for contingencies by paragraph 86.

25. You disclose that you are involved in various other legal proceedings and although the outcome of such proceedings cannot be predicted with certainty, you do not expect the final disposition to have a material adverse effect on your Consolidated Statements of Financial Position or Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. It is unclear from your disclosure whether you believe the estimate of loss or possible loss is immaterial to all of your financial statements, including your Consolidated Statements of Cash Flows. Please tell us and revise your disclosure to make this clear.

Note 22. Income taxes, page F-49

26. Please disclose the amount and expiration date of deductible temporary differences, unused tax losses and unused tax credits, if any, for which no deferred tax asset is recognized in your statements of financial position. Please refer to paragraph 81(e) of IAS 12.

Note 32. IFRS 1 – First time adoption of IFRS, page F-55

27. Since you disclose that you elected the voluntary exemption provided by IFRS 1, please provide the disclosures required by paragraphs 44 and 45 of IFRS 2 for all grants of equity instruments to which IFRS 2 has not been applied as provided in IFRS 1, Appendix D, paragraph D2.

Note 32.2 IFRS 1 reconciliations, page F-56

28. We note your disclosure that you made adjustments to your Canadian GAAP statements of cash flows to eliminate the proportionate consolidation of joint venture cash flows in your IFRS statements of cash flows. Please revise your disclosure to provide a narrative discussion which explains the nature and amounts of all material adjustments made to reconcile your statements of cash flows under Canadian GAAP to cash flows under IFRS as required by paragraphs 23 and 25 of IFRS 1 and Instruction 3 of Instructions to Item 8 of Form 20-F. Alternatively, you may provide a tabular reconciliation of such amounts with a note(s) explaining the nature of the adjustments.

Note. 32.2.5 Explanation of significant IFRS adjustments to equity and comprehensive income, page F-60

(e) Provisions, page F-61

29. Please consider disclosing your previous accounting under Canadian GAAP for onerous leases and how this differs from your accounting under IFRS.

Unaudited Condensed Consolidated Financial Statements for the Fiscal Quarter Ended April 28, 2012, page F-63

Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), page F-65

30. Please tell us your basis under IFRS for recording a gain during the 13-week period ended April 28, 2012 in connection with your entry into an agreement to surrender and terminate early the operating leases on three properties. We note your disclosure in Note 12 that you plan to exit all three properties by October 31, 2012.

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-69

General

31. The comments on the annual financial statements apply to the interim financial statements to the extent applicable.

32. Please revise to provide the reconciliations of Canadian GAAP to IFRS for your interim financial statements required by paragraph 32 of IFRS 1. Please also refer to paragraphs 24(a) and (b), 25 and 26 of IFRS 1.

Note 13. Assets and liabilities held for sale, page F-80

33. Please tell us how you considered the guidance in paragraphs 31 and 32 of IFRS 5 in determining that the Cantrex Group is not a component that should be presented as a discontinued operation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney at (202) 551-3427, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Klaudio Leshjani
        Sears Canada Inc.

        Andrew J. Beck
        Torys LLP